Exhibit 99.1

FOR IMMEDIATE RELEASE

Affimed Appoints Dr. Wolfgang Fischer as Chief Operating Officer

Heidelberg, Germany, September 13, 2017 - Affimed N.V. (Nasdaq: AFMD), a clinical stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies, announced today the appointment of Dr. Wolfgang Fischer as Chief Operating Officer.

“We are very pleased that Dr. Wolfgang Fischer has joined our management team as COO,” said Dr. Adi Hoess, Chief Executive Officer of Affimed. “With his solid track record in drug development and project management as well as his strong immunology and oncology background, Wolfgang’s expertise will support the Company as we continue to advance our unique immune cell engagers through clinical development.”

Dr. Fischer brings to Affimed 20 years of experience in research and drug development with a focus on oncology, immunology and pharmacology. He joins the Company from Sandoz Biopharmaceuticals (Novartis Group), where he managed the development and registration of Sandoz’ biosimilar pipeline assets since 2012 and served as Global Head of Program and Project Management since 2014. Prior to joining Sandoz, he held various positions of increasing responsibility within the Novartis Group since 2003, including Medical Director Oncology for Novartis Pharma Switzerland AG as well as Regional Medical Director Hematology (Emerging Growth Markets), where he was responsible for the Hematology Medical Affairs program and supported the launch of several products in various countries.

“Affimed’s strong technology base and growing pipeline of tetravalent bispecific antibodies have made the Company a leader in immune cell engagement, particularly in NK cell-based immunotherapy,” said Dr. Wolfgang Fischer. “I am excited to join Affimed’s team, which has generated a number of uniquely positioned clinical and pre-clinical product candidates. I am fully committed to contributing to Affimed’s success as we continue to address the existing medical need in hematologic and solid tumor indications.”

Dr. Wolfgang Fischer holds a Ph.D. in Cancer Research from the Swiss Federal Institute of Technology (ETH), Zurich, Switzerland. Thereafter, he completed postdoctoral fellowships at the Swiss Institute of Experimental Cancer Research, Lausanne, Switzerland and at the Scripps Research Institute, Department of Immunology, La Jolla, CA, USA, followed by a state doctorate (Habilitation) in Pharmacology and Toxicology at the Medical School of the University of Wuerzburg in Germany in 2003.

About Affimed N.V.

Affimed (Nasdaq: AFMD) engineers targeted immunotherapies, seeking to cure patients by harnessing the power of innate and adaptive immunity (NK and T cells). We are developing single and combination therapies to treat cancers and other life-threatening diseases. For more information, please visit www.affimed.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Forward- looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates our intellectual property position, our collaboration activities, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

IR Contact:

Caroline Stewart, Head IR

Phone: +1 347394 6793

E-Mail: IR@affimed.com or c.stewart@affimed.com

Media Contact:

Anca Alexandru, Head of Communications, EU IR

Phone: +49 6221 64793341

E-Mail: a.alexandru@affimed.com